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December 19, 2014

Via EDGAR and Hand Delivery
H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nabors Red Lion Limited
Amendment No. 3 to Registration Statement on Form S-4
Filed December 1, 2014
Amendment No. 4 to Registration Statement on Form S-4
Filed December 1, 2014
File No. 333-199004

Dear Mr. Schwall:

On behalf of our client, Nabors Red Lion Limited (the “Company” or “Red Lion”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated December 11, 2014, with respect to Amendment No. 3 and Amendment No. 4 to the Company’s registration statement on Form S-4 (Registration No. 333-199004) (the “Registration Statement”) filed with the Commission on December 1, 2014.

This letter and Amendment No. 5 (“Amendment No. 5”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 5 marked to indicate changes from Amendment No. 4.

For the Staff’s convenience, the text of each of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 5.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

December 19, 2014

General

1.                                      We note your response to prior comment 1. Based on the information provided in the matrix, we are unable to agree that the Red Lion Bye-Law Amendment creating a classified board is not a material change. We believe this amendment should be presented as a separate proposal. As noted in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations, the application of the unbundling rule to the Red Lion transaction does not affect the ability of the parties to condition completion of the transaction on shareholder approval of this additional proposal, provided such condition is disclosed prominently and indicated on the form of proxy.

Response: In response to the Staff’s comment, the proxy statement/prospectus contained in Amendment No. 5 presents the Red Lion Bye-Law Amendment creating a classified board as a stand-alone proposal, allowing C&J’s stockholders to vote separately on this matter. Further, as permitted by the September 2004 Interim Supplement to Publicly Available Telephone Interpretations, Amendment No. 5 indicates that completion of the Transactions is conditioned on shareholder approval of this additional proposal. In accordance with the Staff’s comment, we have included prominent disclosure of the conditional nature of this proposal in Amendment No. 5, and will also do so in the form of proxy. The disclosure on the outside front cover of the proxy statement/prospectus and pages 9 through 12, 18, 35, 57, 58, 60, 76 and 249 of Amendment No. 5 has been revised in response to the Staff’s comment.

2.                                      In addition, we note that the matrix’s discussion of preemptive rights indicates that the changes to Red Lion’s Amended Bye-Laws are not required to be submitted to the C&J stockholders for approval because the rights are being granted solely to Nabors, which will own more than 50% of the outstanding shares at closing, and C&J “could grant [preemptive] rights to one or more of its stockholders by contract without stockholder approval.” However, we note that section 102(b)(3) of the Delaware General Corporation Law indicates that “[n]o stockholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock unless, and except to the extent that, such right is expressly granted to such stockholder in the certificate of incorporation.” Please advise us why the statement in the matrix is correct, notwithstanding DGCL 102(b)(3).

Response: The Company acknowledges the Staff’s note regarding section 102(b)(3) of the Delaware General Corporation Law (“DGCL”). However, the Company respectfully submits that, although common law preemptive rights under section 102(b)(3) of the DGCL are not available unless a corporation’s certificate of incorporation expressly provides for such rights, Delaware case law is clear that the same restriction does not apply to the availability of contractually granted preemptive rights. The relevant cases include: Benihana of Tokyo, Inc. v. Benihana, Inc., 891 A.2d 150, 172 (Del. Ch. 2005); Benihana of Tokyo, Inc. v. Benihana, Inc., 906 A.2d 114, 120 (Del. 2006); and Grimes v. Alteon, Inc., 804 A.2d 256, 259 (Del. 2002).

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

December 19, 2014

In Benihana of Tokyo, Inc. v. Benihana, Inc., 891 A.2d 150, 172 (Del. Ch. 2005), aff’d, 906 A.2d 114 (Del. 2006), the Court held, after trial, that language in a Certificate of Incorporation that essentially tracked the language of Section 102(b)(3) — disclaiming preemptive rights unless the certificate of incorporation grants them — “applies only to common law preemptive rights and not to contractually granted preemptive rights,” and therefore held that the board had the power to issue preferred stock containing contractual preemptive rights without amending the certificate of incorporation. The language in the certificate of incorporation at issue was “[n]o stockholder shall have any preemptive right to subscribe to or purchase any issue of stock or other securities of the Corporation, or any treasury stock or other treasury securities.” Benihana, 891 A.2d at 172. The Court noted that after the current language was added to Section 102(b)(3) in 1967, Delaware corporations started adding boilerplate language to certificates of incorporation to clarify that no stockholder possessed preemptive rights under common law. Benihana, 891 A.2d at 172.  The Court explained that the language in the Benihana charter was such boilerplate language, and explained: “I conclude that this type of boilerplate language concerning preemptive rights applies only to common law preemptive rights and not to contractually granted preemptive rights. Such a conclusion is reinforced by the fundamental principle that parties should have the freedom to contract and that their contracts should not easily be invalidated.” Benihana, 891 A.2d at 172.  Notably, if Section 102(b)(3) itself precluded contractual preemptive rights, the Court would not even have had to consider whether the boilerplate language in the Benihana charter that parroted Section 102(b)(3) precluded contractual preemptive rights.

In Benihana of Tokyo, Inc. v. Benihana, Inc., 906 A.2d 114, 120 (Del. 2006), the Delaware Supreme Court stated: “We agree with [the Court of Chancery’s] conclusion that the Benihana certificate does not prohibit the issuance of preferred stock with preemptive rights.”

In Grimes v. Alteon, Inc., 804 A.2d 256, 259 (Del. 2002), the Delaware Supreme Court noted that Alteon moved to dismiss a contract claim under Rule 12(b)(6) because, in part, the alleged agreement at issue was a preemptive right and so the defendant argued that it was not valid because the certificate of incorporation did not permit it. The Supreme Court noted that the Court of Chancery rejected this argument in a bench opinion, and expressly held that it need not reach this issue on appeal.

As such, the Company continues to believe that the C&J board is currently permitted to grant preemptive rights to one or more of its stockholders by contract without stockholder approval.

Background of the Merger, page 63

3.                                      Please expand the disclosure that you provided in response to prior comment number 4 to quantify the effective tax rate that will result from this transaction or explain why you are unable to do so.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

December 19, 2014

Response: The Company respectfully acknowledges the Staff’s request. At the closing of the Merger, the Company does not expect Red Lion to have an immediate reduction in its effective tax rate. As Red Lion expands its business internationally, capitalizing on its expanded scale as well as anticipated international expansion of its business resulting from cooperation with Nabors and its international drilling platform as contemplated by the Alliance Agreement, a reduction in the effective tax rate relative to the effective tax rate of C&J prior to the consummation of the transaction is expected. The impact that Red Lion’s contemplated international expansion will ultimately have on the effective tax rate cannot be quantified at this time as it is largely dependent upon the geographic locations in which the expansion occurs, activity levels that are generated in these locations and the level of profitability the combined company is able to achieve.

Litigation Relating the Merger, page 111

4.                                      If you begin the solicitation prior to the 30 day period set forth in the November 24, 2014 bench ruling of the Court of Chancery, provide separate disclosure in the forepart of the prospectus, summarizing the bench ruling and addressing the possible impact of an adverse ruling on this solicitation.

Response: The Company respectfully acknowledges the Staff’s request. As a result of the Delaware Supreme Court’s ruling, issued today, reversing the ruling of the Court of Chancery, the injunction has been terminated. The disclosure on pages 40, 41, 72, 113 and 137 of Amendment No. 5 has been revised to reflect this ruling.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions, page 114

5.                                      We reissue our prior comment 6 in part. We note that, for the following material tax consequences on which counsel opines, counsel provides an opinion as to the tax consequences that “should” arise: (1) whether the Merger will be taxable to C&J Energy stockholders, (2) whether the Merger will be treated as a reorganization with the meaning of Section 368(a) of the Internal Revenue Code, and (3) whether Red Lion will be treated as a corporation under Section 367(a) of the Internal Revenue Code. For each of these matters, please provide an explanation from counsel as to why it cannot give a definitive opinion and a description from counsel of the degree of uncertainty involved with each matter. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Response: The Company respectfully notes that the application of Sections 367 and 368 of the Code to transactions substantially similar to the Merger is a highly complex analysis that depends on inherently subjective determinations and for which there is a lack of binding administrative and judicial authority. Section III.C.4 of Staff Legal Bulletin No. 19 provides that counsel can render an opinion subject to uncertainty if there is a lack of authority directly addressing the tax consequences and the disclosure sets forth the risk of uncertain tax treatment. Given the complexity in the law relating to Sections 367 and 368 and inherently subjective nature of the application thereof to the Merger, the Company believes that it is not possible to reach a definitive determination of the application of Sections 367 and 368 to the Merger. Consistent with the requirements of Staff Legal Bulletin No. 19, the Company has modified the disclosure on page 117 of Amendment No. 5 to explain why tax counsel is not able to reach a more definitive level of comfort.

6.                                      We also note that counsel has not provided an opinion as to (4) whether the U.S. Distributions will qualify as tax-free. Please obtain an opinion of counsel as to this matter, and if the opinion is subject to uncertainty, provide an explanation from counsel as to why it cannot give a definitive opinion and a description from counsel of the degree of uncertainty involved.

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

December 19, 2014

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to Exhibit 8.2 to Amendment No. 3 to the Registration Statement, which includes the requested opinion. The Company respectfully notes that the application of the Section 355 regime to a distribution of property, such as the U.S. Distributions, is a highly complex analysis that depends on the application of historical, current and future facts, including motivations and business judgments, to a complex statutory and regulatory regime, that itself has been subject to extensive nuanced interpretations by the IRS through private pronouncements. Section III.C.4 of Staff Legal Bulletin No. 19 provides counsel can render an opinion subject to uncertainty if there is a lack of authority directly addressing the tax consequences and the disclosure sets forth the risk of uncertain tax treatment. Given the complexity in the law relating to Section 355, the Company believes that it is not possible to reach a definitive determination of the application of Section 355 to any given set of facts, including the U.S. Distributions. Consistent with the requirements of Staff Legal Bulletin No. 19, the Company has modified the disclosure on page 120 of Amendment No. 5 to explain why tax counsel is not able to reach a more definitive level of comfort.

7.                                      Please note that we are still considering your response to prior comment 7, and may have further comments.

Response: The Company acknowledges that the Staff may have further comments.

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5671 or Scott W. Golenbock at (212) 530-5181.

Sincerely,

/s/ Charles J. Conroy

Charles J. Conroy

cc:                                Laura W. Doerre, Nabors Corporate Services, Inc.

Theodore R. Moore, C&J Energy Services, Inc.

Jeffery B. Floyd, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP